CM

06006495

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAY 17 2006 WASH. D.C.

SEC FILE NUMBER
8- 66730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upstream Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Boylston St., 6th Floor
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walter + Shuffain, P.C.
(Name – *if individual, state last, first, middle name*)

501 Providence Highway (Address) Norwood (City) MA (State) 02062 (Zip Code)

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Bzwedek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upstream Securities LLC, as of MAY 10, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE ANN ELIZABETH ALDRICH
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires Oct. 5, 2012

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UPSTREAM SECURITIES LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

WALTER & SHUFFAIN, P.C.
Certified Public Accountants & Business Advisors
Accounting & Auditing • Business Consultants • Financial Services • Litigation/Valuation • Tax & Estate Planning

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Upstream Securities, LLC

We have audited the accompanying statement of financial condition of Upstream Securities, LLC (the Company) as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Upstream Securities, LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Walter + Shuffain, P.C.
March 15, 2006

501 Providence Highway • Norwood, Massachusetts 02062
Tel 781-769-5300 • Fax 781-769-8012 • www.wscpa.com

UPSTREAM SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	14,974
Total Assets	$	14,974

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Payable to parent	$	1,197
Total Liabilities		
Member's Equity:		
Capital contributed		15,000
Accumulated deficit		(1,223)
Total Member's Equity		13,777
Total Liabilities and Members' Equity	$	14,974

The accompanying notes are an integral part of these consolidated financial statements.

UPSTREAM SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Revenue	$ -
Costs and Expenses:	
Registration fees	1,197
Total costs and expenses	1,197
Loss from Operations	(1,197)
Net Loss	$ (1,197)

The accompanying notes are an integral part of these consolidated financial statements.

UPSTREAM SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2005

	Capital Contributed	Accumulated Deficit	Total
BALANCE, JANUARY 1, 2005	**$ 10,000**	**$ (26)**	**$ 9,974**
Additional capital contribution	5,000	-	5,000
Net Loss	-	(1,197)	(1,197)
BALANCE, DECEMBER 31, 2005	**$ 15,000**	**$ (1,223)**	**$ 13,777**

The accompanying notes are an integral part of these consolidated financial statements.

UPSTREAM SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:	
Net loss	$ (1,197)
Adjustments to reconcile net loss to net cash flow from operating activities:	
Changes in operating assets and liabilities:	
Payable to parent	1,197
Total adjustments	1,197
Net cash flow from operating activities	-
Cash Flows From Financing Activities:	
Capital contributions	5,000
Net cash flow from financing activities	5,000
Net Increase in Cash and Cash Equivalents	5,000
Cash and Cash Equivalents, Beginning of Year	9,974
Cash and Cash Equivalents, End of Year	$ 14,974

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies:

Nature of Operations

Upstream Securities LLC (the "Company"), was organized in the State of Delaware on September 23, 2004 and is a wholly owned subsidiary of Upstream Technologies LLC (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (NASD).

Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business.

Income Taxes

Income taxes are not reflected in the accompanying financial statements as the Company is included in the consolidated income tax return filed by the Parent. The Parent is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the Parent are taxed on their proportionate share of the taxable income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

The future viability of the Company is dependent on the Parent's ability to successfully continue its planned operations. The Parent is subject to a number of risks common to companies in developing industries including, but not limited to, an evolving business model, a limited operating history, market acceptance of new solutions and services, dependence on key personnel and the Parent's ability to manage its expenditures in order to maintain positive cash and working capital through the year ending December 31, 2006. The financial statements do not include any adjustments that might result from the potential effects of these uncertainties.

Note 2 - Related Party Transactions:

The Company has an overhead expense and service agreement with the Parent whereby the Parent will provide and charge the Company all necessary business operation functions. These services include, but are not limited to: rent and facilities expenses, financial management, tax return preparation and filings, public relations, legal services, information systems, human resources and other corporate and administrative services.

Note 3 - Net Capital Requirements:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under this rule, the Company is required to maintain "net capital" of not less than $5,000. At December 31, 2005, the Company had net capital of $13,777 which was $8,777 in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1.

UPSTREAM SECURITIES LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2005

WALTER & SHUFFAIN, P.C.
Certified Public Accountants & Business Advisors
Accounting & Auditing • Business Consultants • Financial Services • Litigation/Valuation • Tax & Estate Planning

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Upstream Securities LLC

We have audited the accompanying financial statements of Upstream Securities LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated March 15, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walter & Shuffain, P.C.

March 15, 2006

501 Providence Highway • Norwood, Massachusetts 02062
Tel 781-769-5300 • Fax 781-769-8012 • www.wscpa.com

SCHEDULE I
UPSTREAM SECURITIES LLC
COMPUTATION OF NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Computation of net capital		
Total member's equity	$	13,777
Adjustments		-
Net capital	$	13,777
Computation of aggregate indebtedness		
Payable to parent	$	1,197
Aggregate indebtedness	$	1,197
Ratio of aggregate indebtedness to net capital		.09 to 1
Net capital requirement, the greater of 6-2/3% of aggregate indebtedness or minimum requirement of $5,000	$	5,000

Reconciliation between audited and unaudited computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$	14,974
Net audit adjustments		(1,197)
Decrease in non-allowables and haircuts		-
Net capital per above	$	13,777

SCHEDULE II
UPSTREAM SECURITIES LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER\DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

Upstream Securities LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

WALTER & SHUFFAIN, P.C.
Certified Public Accountants & Business Advisors
Accounting & Auditing • Business Consultants • Financial Services • Litigation/Valuation • Tax & Estate Planning

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
Upstream Securities LLC

In planning and performing our audit of the financial statements of Upstream Securities LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

501 Providence Highway • Norwood, Massachusetts 02062
Tel 781-769-5300 • Fax 781-769-8012 • www.wscpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Walter & Shuffain, P.C.

March 15, 2006

VIA CERTIFIED MAIL – RRR
NO. 7005 1160 0001 3274 1095

NASD

SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH. D.C. 209 SECTION

April 28, 2006

Mr. Michael P. Benedek
Chief Financial Officer and
Chief Compliance Officer
Upstream Securities LLC
575 Boylston Street, 6th Floor
Boston, MA 02116-3607

Dear Mr. Benedek:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Computation of Net Capital.

2. A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating.

3. A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit or if none existed, a statement so stating.

4. Independent Auditor's Report on Internal Accounting Control.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Boston District Office
99 High Street - Suite 900
Boston, MA
02110
tel 617 532 3400
fax 617 451 3524
www.nasd.com

Please respond to this matter by **May 12, 2006**. Questions may be addressed to Estee Dorfman Foster, Compliance Specialist at (617) 532-3482.

Sincerely,

Christopher Puricelli
Supervisor

CP/bmd
Enclosures

cc: Ms. Lucy A. Corkery
Assistant District Administrator
Broker/Dealer Section
Securities and Exchange Commission
33 Arch Street, 3rd Floor
Boston, MA 02110